uPlay Tablet, LLC
3350 Scott Blvd, Suite 4602
Santa Clara, CA 95054-3121

Invoice No. 1151401

INVOICE

Customer

Name	Adam Radly, Imerjn
Address	13428 Maxella Avenue, #570
City	Marina Del Rey State CA P code 90292
Phone	

Misc

Date	1/15/14
Order No.	
Rep	
FOB	Shenzhen, China

Qty	Description	Unit Price	TOTAL
100	uPlay tablet customized 9.7" quad-core Q97sc 8GB	$ 139.87	$ 13,987.00
100	uPlay tablet customized 7" dual-core Q88 4GB	$ 58.76	$ 5,876.00
100	uPlay tablet Q97sc case	$ 4.95	$ 495.00
100	uPlay tablet Q88 case	$ 3.85	$ 385.00
1	Q97sc boot image and wall paper customization	$ 99.99	$ 99.99
1	Q97sc pre-installed app customization	$ 99.99	$ 99.99
1	Q88 boot image and wall paper customization	$ 99.99	$ 99.99
1	Q88 pre-installed app customization	$ 99.99	$ 99.99
2	uPlay tablet white label smart watch S5 sample	$ 189.99	$ 379.98
		SubTotal	$ 21,522.94
		Shipping	$ 1,476.28
		Tax Rate(s)	
		TOTAL	$ 22,999.22

Payment Other

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Office Use Only

1. All price is Shenzhen POB price in USD
2. Payment terms: 100% due at the invoice